UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q4 2019 and FY 2019 Results

INVESTOR RELATIONS CONTACT Limor Gruber Head of Investor Relations +972-3-684-4471 Limor.Gruber@icl-group.com	PRESS CONTACT Adi Bajayo Scherf Communications +972-52-4454789 Adi@Scherfcom.com

ICL REPORTS Q4 AND FULL YEAR 2019 RESULTS

Tel Aviv, Israel, February 13, 2020 – ICL (NYSE & TASE: ICL), a leading global specialty minerals and chemicals company, today reported its unaudited1 financial results for the fourth quarter and year ended December 31, 2019.

-
Successfully completed the planned potash capacity upgrade of the Dead Sea facilities, which reduced production during Q4 2019. Lower production, the absence of a potash supply contract to China and weak commodity markets, resulted in a significant impact on results.

-	Quarterly Sales of $1.1 billion compared to $1.4 billion in Q4 2018, led to a decrease in annual sales from $5.6 billion in 2018 to $5.3 billion in 2019.

-	Operating income and adjusted operating income of $88 million in Q4 2019, compared to operating income and adjusted operating income of $166 and of $214 million, respectively, in Q4 2018.

-
2019 operating income of $756 million compared to $1,519 million in 2018, which also included a capital gain of $841 million from divestments. Adjusted operating income of $760 million in 2019 surpassed the $753 million recorded in 2018.

-	Value of ICL's specialty businesses reflected in the stability of 2019 adjusted operating income and in a 3% growth in adjusted EBITDA to approximately $1.2 billion.

-	Continued strong cash generation in Q4 2019 resulted in an annual increase of 60% in operating cash flow to $992 million.

-	Extended existing policy of returning up to 50% of adjusted net income to shareholders through dividends. Dividends for 2019 amounted to approximately $0.18 per share, similar to 2018.

The results for the fourth quarter of 2019 were significantly impacted by the planned shutdown and upgrade of ICL’s facilities at the Dead Sea, which is expected to increase annual potash production by approximately 5% (the "Dead Sea Facilities Upgrade"). The nearly one-month shutdown resulted in a significant decrease in potash production and also impacted bromine operations. ICL’s results were also negatively impacted by the continued delay in the signing of a potash supply agreement in China and the weak commodity fertilizer market environment.  Despite these factors, ICL’s operating cash flow and adjusted EBITDA increased in 2019 due to ICL’s strategic focus on value-added specialties, which have favorable pricing dynamics relative to commodity products, and on cost controls and operating efficiencies.

ICL’s President & CEO, Raviv Zoller, stated, “ICL achieved several important milestones in 2019, the most recent of which was the upgrade of our Dead Sea facilities. While ICL’s results for the fourth quarter were impacted by disruptions associated with the upgrade, a weak environment for commodity fertilizers and the unfavorable impact of exchange rates, we believe that the actions we have taken throughout 2019 have significantly strengthened ICL's position and prospects to create value for our shareholders for years to come.”

1 Our audit is ongoing and not complete, particularly our valuation of assets and impairment testing, and accordingly the information presented may be subject to change as our audit is complete

Israel Chemicals Limited Q4 2019 Results 1

Zoller continued, “In addition to upgrading our capacity in the Dead Sea, we also completed the construction of our new food grade phosphoric acid plant in China that will allow us to shift from commodity phosphates to specialty products.  We also introduced breakthrough solutions for plant-based meat alternatives and executed strategic long-term agreements with bromine compounds' customers, which further demonstrates our ability to execute on our specialty-focused growth strategy.  ICL’s business mix continues to strengthen as we increase our focus on developing innovative products, novel materials and cost-effective processes that will create competitive advantages for ICL.”

Zoller concluded: “Of all of the actions that ICL has taken, I am particularly proud of our initiatives focused on sustainable development goals and the recognitions we have received based on the rising quality of our work environment, our focused approach to sustainability and our leadership in industry innovation.  These are all pillars that are critical to our ongoing growth and success.”

Financial Figures and Non-GAAP Financial Measures

10-12/2019		10-12/2018		1-12/2019		1-12/2018
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,106	-	1,410	-	5,271	-	5,556	-
Gross profit	336	30	507	36	1,817	34	1,854	33
Operating income	88	8	166	12	756	14	1,519	27
Adjusted operating income (1)	88	8	214	15	760	14	753	14
Net income - shareholders of the Company	48	4	82	6	475	9	1,240	22
Adjusted net income - shareholders of the Company (1)	48	4	124	9	479	9	477	9
Diluted earnings per share (in dollars)	0.04	-	0.06	-	0.37	-	0.97	-
Diluted adjusted earnings per share (in dollars) (2)	0.04	-	0.10	-	0.37	-	0.37	-
Adjusted EBITDA (2)	201	18	322	23	1,198	23	1,164	21
Cash flows from operating activities	212	-	224	-	992	-	620	-
Purchases of property, plant and equipment and intangible assets (3)	157	-	179	-	576	-	572	-

(1)          See “Adjustments to reported operating and net income (Non-GAAP)” in the Appendix.

(2)          See “Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" in the Appendix.

(3)          See “Condensed consolidated statements of cash flows (unaudited)” in the Appendix.

(4)          As noted above, 2019 financial information is unaudited.

Israel Chemicals Limited Q4 2019 Results 2

Consolidated Results Analysis

Results analysis for the period October – December 2019

Sales	Expenses	Operating income
$ millions

Q4 2018 figures	1,410	(1,244)	166
Total adjustments Q4 2018*	-	48	48
Adjusted Q4 2018 figures	1,410	(1,196)	214
Quantity	(288)	174	(114)
Price	(6)	-	(6)
Exchange rates	(10)	(7)	(17)
Raw materials	-	10	10
Energy	-	(1)	(1)
Transportation	-	1	1
Operating and other expenses	-	1	1
Adjusted Q4 2019 figures	1,106	(1,018)	88
Total adjustments Q4 2019*	-	-	-
Q4 2019 figures	1,106	(1,018)	88

* See "Adjustments to reported operating and net income (Non-GAAP)".

-
Quantity – The negative impact on operating income was primarily related to lower production and sales volumes of potash, mainly as a result of the Dead Sea Facilities Upgrade, a lack of shipments to China due to the delay in the signing of new supply contracts and weak market conditions. Sales volumes of bromine-based flame retardants and industrial solutions (mainly elemental bromine) also decreased as the Dead Sea Facilities Upgrade impacted bromine production and its availability for the production of bromine compounds. The pending antidumping claim against ICL's magnesium business in the US resulted in lower magnesium production, which impacted bromine production due to lower chlorine availability. In addition, weak commodity market conditions led to lower sales volumes of phosphate fertilizers.

-
Price – The negative impact on operating income was primarily related to a $18 decrease in the average realized price per tonne of potash compared to the same quarter last year and a decrease in phosphate commodities prices. This decrease was partly offset by an increase in the selling prices of bromine-based industrial solutions, bromine‑based flame retardants and specialty phosphates.

-
Exchange rates – The negative impact on operating income was primarily related to the appreciation of the average exchange rate of the shekel against the dollar, which increased operational costs in dollar terms. In addition, the depreciation of the euro against the dollar decreased revenues more than it contributed to operational cost-saving.

-
Raw materials – The positive impact of raw materials prices on operating income was primarily related to lower prices of sulphur consumed during the quarter, partly offset by higher costs of acids acquired from external sources.

Israel Chemicals Limited Q4 2019 Results 3

Financing expenses, net

Net financing expenses in the fourth quarter of 2019 amounted to $25 million, compared to $66 million in the same quarter last year. Financing expenses were primarily impacted by three factors:

-
A decrease of $42 million resulting from profit recorded this quarter attributable to hedging transactions and balance sheet revaluation due to the weakening of the dollar against the shekel versus losses recorded in the same quarter last year due to the strengthening of the dollar against the shekel.

-	Interest expenses of $7 million recorded in the fourth quarter of 2018 related to past royalties.

-
An increase of $11 million in employee benefits and leases (IFRS 16 impact on finance expenses) attributable to the weakening of the dollar against the shekel at the end of 2019, compared to the strengthening of the dollar against the shekel at the end of last year.

Tax expenses

Tax expenses in the fourth quarter of 2019 amounted to $ 15 million, reflecting an effective tax rate of about 24%. The Company recorded a higher tax rate in the fourth quarter of 2019 and in 2019 compared to the same periods in 2018. This was mainly due to the impact of shekel-dollar exchange rate fluctuations (appreciation of the shekel against the dollar during the fourth quarter of 2019, compared to depreciation of the shekel against the dollar during the same quarter last year).

Segment Information

Industrial Products

The Industrial Products segment sales and operating income decreased year-over-year in the fourth quarter of 2019 due to lower bromine production and sales volumes, mainly as a result of the Dead Sea Facilities Upgrade and the pending magnesium antidumping claim, which led to a temporary reduction in the availability of chlorine, a major raw material for bromine production. However, clear brine fluids sales increased in the fourth quarter of 2019, driven by higher activity in the North Sea, leading to a record year for ICL's clear brine fluids business.

The segment’s value-oriented approach, in addition to resource depletion and environmental pressure in China, led to a $65 million contribution from higher prices, which, along with record sales of clear brine fluids, led to a record operating income and profit margin for the segment in 2019. A number of significant strategic milestones were also achieved in 2019, including the signing of long term agreements with major customers and the implementation of innovative approaches for the development of new bromine applications.

Industrial Products accounted for 26% of the Company's sales and 68% of adjusted operating income in the fourth quarter of 2019, compared to 22% of sales and 33% of adjusted operating income in the fourth quarter of 2018.

Significant highlights and business environment

•
During the fourth quarter of 2019, market prices of elemental bromine in China remained stable compared to the third quarter of 2019 and were lower compared to the fourth quarter of 2018 due to lower production of brominated flame retardants in China, which resulted in lower domestic demand for elemental bromine. The decrease in the production of brominated flame retardants was caused by environmental-related regulatory pressure, which, together with depletion in Chinese bromine resources, led to a shift in the production of flame retardants from China to producers in the Western Hemisphere. ICL's sales prices of elemental bromine remained stable compared to the fourth quarter of 2018.

Israel Chemicals Limited Q4 2019 Results 4

•
Global demand for flame retardants remained stable, and following the usual seasonal decrease in the fourth quarter of 2019, shipments returned to normal levels in early 2020. ICL concluded annual supply agreements for 2020 with moderate price increases.

•
During the fourth quarter of 2019, ICL's sales volume of elemental bromine in China and of bromine flame retardants decreased compared to same period last year, mainly as a result of the Dead Sea Facilities Upgrade, which negatively impacted elemental bromine production and its availability for the production of ICL's flame retardants. Elemental bromine production was also negatively impacted by the pending magnesium antidumping claim, which forced the magnesium business to reduce production, resulting in lower availability of chlorine, which is a necessary raw material for bromine production.

•	Clear brine fluids sales increased in the fourth quarter of 2019 compared to the same quarter last year, driven by higher activity in the North Sea and higher prices.

•
Phosphorus-based flame retardants sales and operating income for the fourth quarter of 2019 decreased slightly compared to the fourth quarter of 2018 due to lower sales volumes as a result of increased Chinese competition, partly offset by higher prices. The annual operating income of phosphorus‑based flame retardants increased significantly compared to 2018, mainly due to the continuing implementation of ICL’s “value-over-volume” strategy.

•
Sales of specialty minerals increased slightly in the fourth quarter of 2019 compared to the same period in 2018 due to higher prices. MgCl sales for de-icing and de-dusting reached record levels in 2019 following a capacity expansion.

Results of operations

10-12/2019	10-12/2018	1-12/2019	1-12/2018
$ millions	$ millions	$ millions	$ millions

Total Sales	293	320	1,318	1,296
Sales to external customers	290	316	1,307	1,281
Sales to internal customers	3	4	11	15
Segment profit	60	70	338	300
Depreciation and Amortization	18	16	67	63
Capital Expenditures – Implementation of IFRS16	2	-	8	-
Capital Expenditures – Ongoing	16	12	66	50

Results analysis for the period October - December 2019

Sales	Expenses	Operating income
$ millions

Q4 2018 figures	320	(250)	70
Quantity	(39)	17	(22)
Price	13	-	13
Exchange rates	(1)	(4)	(5)
Raw materials	-	1	1
Energy	-	-	-
Transportation	-	(1)	(1)
Operating and other expenses	-	4	4
Q4 2019 figures	293	(233)	60

Israel Chemicals Limited Q4 2019 Results 5

-
Quantity – The negative impact on the segment’s operating income was primarily related to a decrease in the quantities sold of bromine-based industrial solutions (mainly elemental bromine) and bromine-based flame retardants, mainly due to the Dead Sea Facilities Upgrade, as well as weak sales in December.

-	Price – The positive impact on the segment’s operating income was primarily related to an increase in the selling prices of bromine-based industrial solutions and bromine‑based flame retardants.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the shekel against the dollar, which increased operational costs. Additionally, the depreciation of the average exchange rate of the euro against the dollar decreased the segment's revenue more than it contributed to operational cost-saving.

Potash

The Potash segment's sales decreased by 49% and operating income decreased by 86% in the fourth quarter of 2019 compared to the same quarter last year. The decrease was caused by lower potash production and sales volume due to a combination of the impact on production of the Dead Sea Facilities Upgrade, lack of shipments to China due to the delay in the signing of new supply contracts and weak market conditions. Lower production also resulted in unfavorable fixed costs absorption, which, together with lower prices, resulted in significant profit margin erosion.

Potash accounted for 24% of ICL's sales and 25% of adjusted operating income in the fourth quarter of 2019, compared to 33% of sales and 64% of adjusted operating income in the fourth quarter of 2018.

Significant highlights and business environment

•
The Grain Price Index increased towards the end of the fourth quarter of 2019, mainly due to a decrease in wheat production in Australia due to severe drought conditions, a decrease in production estimates in Russia and increased consumption in the EU that led to a decrease in estimated ending stocks. In addition, estimates for corn supply lagged estimates for consumption. In the USDA's WASDE (World Agricultural Supply and Demand Estimates) report published on February 11, 2020, the estimated grains stock-to-use ratio for the 2019/2020 agricultural year decreased to 29.7%, compared to 30.3% for 2018/2019 and 31.4% for 2017/2018.

•	Potash spot prices continued to decrease during the fourth quarter of 2019 across global markets due to high availability, seasonality and a lack of shipments to China.

•
According to CRU (Fertilizer Week Historical Prices, January 2020) the average price of granular potash imported to Brazil was $293 per tonne (CFR spot) in the fourth quarter of 2019, a decrease of 10.2% and 16.3% compared to the third quarter of 2019 and the fourth quarter of 2018, respectively. Prices continued to decrease in early 2020 and reached a level of $253 per tonne (CFR spot) at the end of January 2020. As a result of these price decreases, affordability of potash for Brazilian farmers reached its highest level in 3 years, which may positively impact fertilizer demand in Brazil in 2020.

•
According to CRU (Fertilizer Week Historical Prices, January 2020), the average price of granular potash imported to Southeast Asia was $278 per tonne (CFR spot) in the fourth quarter of 2019, a decrease of 5.0% and 7.1% compared to the third quarter of 2019 and the fourth quarter of 2018, respectively. Following the end of the fourth quarter of 2019, prices in Southeast Asia decreased further, reaching $265 per tonne at the end of January 2020.

Israel Chemicals Limited Q4 2019 Results 6

•
According to CRU (Fertilizer Week Historical Prices, January 2020) the average price of granular potash imported to Northwest Europe was €273 per tonne (CIF spot/contract) in the fourth quarter of 2019, a decrease of 2.5% and 5.9% compared to the third quarter of 2019 and the fourth quarter of 2018, respectively. Following the end of the fourth quarter of 2019, prices in Northwest Europe decreased further, reaching €255 per tonne at the end of January 2020.

•
According to Chinese customs data, potash imports to China in the fourth quarter of 2019 amounted to 1.37 million tonnes, a decrease of about 27% over the same period last year. Imports in 2019 amounted to 9.1 million tonnes, an increase of approximately 22% over 2018. Demand in China was negatively impacted, however, by the depreciation of the Chinese yuan and a decrease in planted areas caused by the African Swine Fever. Port inventories at the end of 2019 reached about 3.2 million tonnes compared to about 1.55 million tonnes in 2018 year-end.

•
According to the FAI (Fertilizer Association of India), potash imports to India amounted to 0.7 million tonnes in the fourth quarter of 2019, a decrease of 36% compared to the same quarter last year. Imports in 2019 amounted to 4.1 million tonnes, a decrease of approximately 7% over 2018.

•
According to Brazil's customs data, potash imports to Brazil reached about 2.2 million tonnes in the fourth quarter of 2019, a decrease of approximately 21% compared to the same quarter last year. Imports in 2019 reached a record level of 10.2 million tonnes, an increase of approximately 2% over 2018.

•
Market conditions led several major manufacturers, including Mosaic (USA), Nutrien (Canada), Uralkali (Russia), Belaruskali (Belarus) and K+S (Germany) to announce production curtailments, which took place during the second half of 2019 and into 2020, estimated at 3.5 to 4.0 million tonnes on an annual basis. Following the end of the fourth quarter of 2019, Mosaic announced it will idle its Colonsay mine indefinitely, removing estimated annual production capacity of 2 million tonnes.

•
The production and sales of Polysulphate® at ICL's Boulby mine reached quarterly record levels of 190 thousand tonnes and 171 thousand tonnes, respectively, an increase of 57% and 58%, respectively, compared to the fourth quarter of 2018. Polysulphate® production of 635 thousand tonnes and sales of 480 thousand tonnes in 2019 represented increases of 82% and 51%, respectively, compared to 2018. PotashpluS production amounted to 29 thousand tonnes and 125 thousand tonnes in the fourth quarter of 2019 and the full year, respectively. We expect highly positive market acceptance to drive further sales momentum.

•	The Dead Sea Facilities Upgrade was successfully completed in December 2019, and the upgrade is expected to enable increased production going forward.

•
As part of ICL's on-going efficiency initiatives, the Company launched its new terminal in the Port of Barcelona, Spain, at the beginning of 2020. We expect the new terminal to improve the capability and efficiency of ICL's logistics in Spain.

•	The magnesium market has been characterized by improved demand in the U.S. and in parts of Europe, where moderate signs of recovery were seen. Demand in China remained constrained.

ICL's magnesium production and shipments during the fourth quarter of 2019 were negatively impacted by anti-dumping duties of over 200% imposed on magnesium imported from Israel to the US, which negatively impacted the viability of shipments.  On December 18, 2019, ICL received the final determination of the International Trade Commission (“ITC”), regarding the petition filed to impose such duties. The ITC unanimously resolved that no material injury or threat of injury was caused to the US magnesium industry. As a result, these anti-dumping duties have been eliminated and shipments from Israel have resumed.

Israel Chemicals Limited Q4 2019 Results 7

Results of operations

10-12/2019	10-12/2018	1-12/2019	1-12/2018
$ millions	$ millions	$ millions	$ millions

Total sales	302	515	1,494	1,623
Potash sales to external customers	192	413	1,081	1,280
Potash sales to internal customers	23	23	100	79
Other and eliminations*	87	79	313	264
Gross profit	99	250	643	696
Segment profit	22	138	289	315
Depreciation and Amortization	38	40	149	141
Capital Expenditures – Implementation of IFRS16	-	-	95	-
Capital Expenditures – Ongoing	137	133	383	356
Average realized price (in $)**	274	292	286	278

*	Primarily includes salt produced in underground mines in the UK and Spain, Polysulphate® and Polysulphate®-based products, magnesium-based products and sales of electricity produced in Israel.

**
Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily marine transportation costs.

Potash – Production and Sales

Thousands of tonnes	10-12/2019	10-12/2018	1-12/2019	1-12/2018

Production	844	1,223	4,159	4,880
Total sales (including internal sales)	785	1,493	4,130	4,895
Closing inventory	414	385	414	385

       10-12/2019

−
Production – In the fourth quarter of 2019, potash production was 379 thousand tonnes lower than in the same quarter last year. This decrease was due to lower production at ICL’s Dead Sea facilities as a result the Dead Sea Facilities Upgrade and due to potash production challenges at ICL Iberia, including some mechanical failures.

−
Sales – The quantity of potash sold in the fourth quarter of 2019 was 708 thousand tonnes lower than in the same quarter last year, primarily due to a decrease in potash sales to China, Brazil and India.

1-12/2019

−
Production – In 2019, potash production was 721 thousand tonnes lower than in 2018. This decrease was due to lower production at ICL’s Dead Sea facilities, the shift to Polysulphate® at ICL Boulby in mid-2018 and lower production at ICL Iberia.

−	Sales – The quantity of potash sold in 2019 was 765 thousand tonnes lower than in 2018, primarily due to a decrease in potash sales to Brazil, China and India.

Israel Chemicals Limited Q4 2019 Results 8

Results analysis for the period October – December 2019

Sales	Expenses	Operating income
$ millions

Q4 2018 figures	515	(377)	138
Quantity	(201)	111	(90)
Price	(11)	-	(11)
Exchange rates	(1)	(4)	(5)
Energy	-	(1)	(1)
Transportation	-	4	4
Operating and other expenses	-	(13)	(13)
Q4 2019 figures	302	(280)	22

-
Quantity – The negative impact was primarily related to the Dead Sea Facilities Upgrade, a lack of shipments to China due to the delay in the signing of new supply contracts and weak market conditions.

-	Price – The negative impact on the segment’s operating income was primarily related to a decrease of $18 in the average realized price per tonne of potash compared to the same quarter last year.

-
Exchange rates – The unfavorable impact of exchange rates on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the shekel against the dollar, which increased operational costs.

-
Operating and other expenses – The negative impact of operating and other expenses on the segment’s operating income was primarily related to higher operating costs due to the Dead Sea Facilities Upgrade, partially offset by lower labor costs and income related to changes in pension liabilities.

Phosphate Solutions

Higher prices and reduced costs led to higher profit in phosphate specialties in the fourth quarter of 2019 compared to the same period last year, partially offsetting the impact of significantly lower phosphate commodity selling prices and sales quantities.

The segment demonstrated resilience throughout 2019 as ICL’s focus on specialty products and improvements at YPH JV’s operations offset accelerating weakness in the commodity market environment. During 2019, the segment also reached several important strategic milestones, including the launch of the new food grade phosphoric acid plant in China and the breakthrough solution for plant-based meat alternatives, both of which further position ICL to execute its specialty-focused strategy.

Phosphate Solutions accounted for 36% of ICL's sales and 1% of adjusted operating income in the fourth quarter of 2019, compared to 33% of sales and 7% of adjusted operating income in the fourth quarter of 2018.

Sales of Phosphate Specialties of $262M in the fourth quarter of 2019 were approximately 2% lower than the fourth quarter of 2018. The decrease was mainly driven by lower demand for dairy proteins in a softening Chinese market and the depreciation of the euro and Chinese yuan against the dollar. Adjusting for exchange rate fluctuations, revenues of phosphate specialties were almost flat compared to the fourth quarter of 2018.

Sales of Phosphate Commodities amounted to $155 million in the fourth quarter of 2019, approximately 32% lower than the fourth quarter of 2018.  The decrease was due to a decrease in sales volume and prices. Sales volumes of phosphate fertilizers in the fourth quarter of 2019 decreased by 24% to 407 thousand tonnes, primarily driven by market conditions. In addition, results of the YPH JV were lower in the fourth quarter of 2019 compared to the same period last year, due to lower sales and production quantities and higher costs (mainly maintenance).

Israel Chemicals Limited Q4 2019 Results 9

Significant highlights and business environment

•
Revenues from phosphate salts increased moderately in the fourth quarter of 2019 compared to the same quarter last year, driven by higher prices and increased sales volumes of food grade phosphates in North America and Europe.

•
Phosphoric acid revenues decreased slightly in the fourth quarter of 2019 compared to the same period last year, primarily due to a competitive environment resulting in lower sales volumes in North America. Revenues in Europe were higher due to increased volumes with key accounts. Sales in South America decreased driven by lower sales volumes primarily due to general market conditions. Sales in South America were also negatively impacted by lower production due to an overhaul at ICL's plant in Brazil. In China, a favorable market environment contributed to improved market prices due to increasing environmental regulatory requirements on the production of thermal phosphoric acid.

•
In December 2019, ICL launched its new food grade phosphoric acid plant in the YPH JV in China. The plant will add an additional 70 thousand tonnes of food grade acid capacity to the existing 60 thousand tonnes of technical grade acid capacity and is scheduled to produce commercial quantities in early 2020.

•
In early 2020, ICL's Rovitaris® alternative protein technology for the meat alternatives market, which was introduced in the third quarter of 2019, won the Food Ingredients Europe Innovation Award in the protein category. ICL is the first company to launch the fava bean technology as a new alternative protein solution in the meatless category and has already signed several supply agreements with leading food companies in the US and South America.

•
Dairy protein revenues were weaker in the fourth quarter of 2019 compared to the fourth quarter of 2018 due to ongoing portfolio optimization efforts, as ICL shifts from milk commodities to value added ingredients. While this strategy benefited results, business performance was negatively impacted by lower customer demand due to the softening of the infant formula market in China in 2019 and by high maintenance and operational expenses. ICL continues to focus on developing its global leadership position in organic dairy solutions for the infant food industry.

•
Lower demand during the fourth quarter of 2019, mainly in China, led to global oversupply, which continued to put pressure on phosphate commodity prices, with some products reaching their lowest price levels in 12 years.

•
As a result of the oversupply in the phosphate commodity market, major suppliers have announced further production curtailments. A group of Chinese DAP suppliers representing approximately 70% of China’s capacity agreed in November 2019 to maintain 60% utilization rates in production throughout 2020 and to focus on the Chinese market rather than export markets. OCP (Morocco) announced it would reduce its granular phosphates production output by 0.5 million tonnes from mid-December 2019 through February 2020 in light of weather conditions which forced the closure of Jorf Lasfar marine port several times during November and December 2019. Mosaic (USA) announced it plans to cut phosphate production at its Central Florida facilities by 0.15 million tonnes per month beginning in January 2020. PhosAgro (Russia) announced it would limit export sales (mainly DAP/MAP) in early 2020 by roughly 20% relative to previously planned exports. Following these announcements, prices of phosphate fertilizers began to recover in early 2020, primarily in North America.

•
According to CRU (Fertilizer Week Historical Prices, January 2020), the average price of DAP in the fourth quarter of 2019 (CFR India Spot) amounted to $318/tonne, a decrease of 7% compared to the third quarter of 2019 and 25% compared to the fourth quarter of 2018. In the fourth quarter of 2019, the average price of TSP (CFR Brazil Spot) amounted to $270/tonne, a decrease of 12% compared to the third quarter of 2019 and 27% compared to fourth quarter of 2018. The average price of SSP (CPT Brazil inland 18-20% P2O5 Spot) in the fourth quarter of 2019 amounted to $206/tonne, a decrease of 7% compared to the third quarter of 2019 and 14% compared to the third quarter of 2018. The average price of sulphur in the fourth quarter of 2019 (bulk FOB Adnoc monthly contract) amounted to $46/tonne, a decrease of 45% compared to the third quarter of 2019 and 73% compared to the fourth quarter of 2018.

•
The phosphoric acid contract price (100% P2O5) signed between OCP (Morocco) and its Indian partners for the first quarter of 2020 was set at $590/tonne, a decrease of $35/tonne compared to the fourth quarter of 2019.

Israel Chemicals Limited Q4 2019 Results 10

Results of operations

10-12/2019	10-12/2018	1-12/2019	1-12/2018
$ millions	$ millions	$ millions	$ millions

Total Sales	417	495	1,980	2,099
Sales to external customers	400	471	1,901	2,001
Sales to internal customers	17	24	79	98
Segment profit	1	14	100	113
Depreciation and Amortization	44	42	177	172
Capital Expenditures – Implementation of IFRS16	4	-	113	-
Capital Expenditures – Ongoing	67	57	213	180

Results analysis for the period October - December 2019

Sales	Expenses	Operating income
$ millions

Q4 2018 figures	495	(481)	14
Quantity	(59)	53	(6)
Price	(13)	-	(13)
Exchange rates	(6)	1	(5)
Raw materials	-	12	12
Energy	-	(1)	(1)
Transportation	-	(1)	(1)
Operating and other expenses	-	1	1
Q4 2019 figures	417	(416)	1

-
Quantity – The negative impact on the segment's operating income was primarily related to a decrease in sales volumes of phosphate fertilizers, which was partly offset by an increase in the quantity of green phosphoric acid sold.

-
Price – The negative impact on the segment's operating income was primary related to a decrease in the selling prices of phosphate fertilizers and green phosphoric acid, which was partly offset by an increase in selling prices of phosphate specialties.

Israel Chemicals Limited Q4 2019 Results 11

-
Exchange rates – The unfavorable impact of exchange rates on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the shekel against the dollar, which increased operational costs in dollar terms.

-
Raw materials – The positive impact of raw material prices on the segment’s operating income was primarily related to lower consumed sulphur prices, partly offset by higher costs of acids acquired from external sources.

Innovative Ag Solutions

The IAS segment's sales increased and operating loss decreased in the fourth quarter of 2019, driven by higher prices and increased sales volumes in the Turf and Ornamental horticulture markets. Despite a challenging business environment in 2019 mainly due to a weather-related decrease in sales volumes and unfavorable exchange rates fluctuations, the segment successfully implemented a value-oriented pricing approach, reduced lower-margin sales of third party products and increased sales in high growth markets.

The IAS segment accounted for 13% of the Company's sales in the fourth quarter of 2019, compared to 10% of sales in the fourth quarter of 2018.

Significant highlights and business environment

•
Sales of specialty fertilizers in the fourth quarter of 2019 increased slightly compared to the same quarter last year due to growth in developing markets and in North America and despite unfavorable exchange rates.

•
Sales to the specialty agriculture market in the fourth quarter of 2019 were negatively impacted by unfavorable dollar-euro exchange rates and adverse weather conditions in some key regions (mainly significant precipitation in Spain resulting in major floods). The impact of these factors was partially offset by higher sales in emerging markets, including China, India, Brazil and Turkey.

•	Global demand for straight fertilizers, including MKP and MAP, continued to be favorable in the fourth quarter of 2019.

•	Sales to the Turf and Ornamental market were higher in the fourth quarter of 2019 compared to the same quarter last year, despite the negative impact of exchange rates.

•	Sales of Growing Media in the UK increased and margins on these sales improved in the fourth quarter of 2019.

•
ICL began to supply its Agriform tablets in Mexico during the fourth quarter of 2019 in conjunction with the Mexican government’s initiative to promote sustainable agriculture practices and improve farmer economics. Agriform tablets are ICL's innovative solution that delivers sufficient nutrition to feed the plant for up to 12 months, resulting in a significant decrease in labor and material costs and reapplications.

•	Significant drought conditions in Australia and New Zealand, which led to major fires across Australia, are continuing to negatively impact fertilizers sales in the region.

•
In 2019, ICL established blending capabilities in the UK and Spain in order to reduce logistic costs and improve its ability to supply just-in-time products. In addition, ICL increased its Controlled Release Fertilizers' capacity, mainly in the US.

Israel Chemicals Limited Q4 2019 Results 12

Results of operations

10-12/2019	10-12/2018	1-12/2019	1-12/2018
$ millions	$ millions	$ millions	$ millions

Total Sales	150	147	717	741
Sales to external customers	145	142	699	719
Sales to internal customers	5	5	18	22
Segment profit	(2)	(4)	21	29
Depreciation and Amortization	6	5	21	19
Capital Expenditures – Implementation of IFRS16	1	-	9	-
Capital Expenditures – Ongoing	7	7	21	15

Results analysis for the period October – December 2019

Sales	Expenses	Operating income
$ millions

Q4 2018 figures	147	(151)	(4)
Quantity	2	(1)	1
Price	4	-	4
Exchange rates	(3)	2	(1)
Raw materials	-	(3)	(3)
Energy	-	1	1
Transportation	-	(2)	(2)
Operating and other expenses	-	2	2
Q4 2019 figures	150	(152)	(2)

-	Quantity – The minor positive impact on the segment's operating income was primarily related to higher sales volumes in Brazil and India, which were partly offset by lower sales volumes in Europe.

-	Price – The positive impact on the segment's operating income was primarily related to an increase in the selling prices of chemicals and liquid fertilizers.

-
Exchange rates – The unfavorable impact of exchange rates on the segment’s operating income was primarily related to the depreciation of the average exchange rate of the euro against the dollar, which decreased the segment's revenue more than it contributed to lower operational costs.

Israel Chemicals Limited Q4 2019 Results 13

Liquidity and Capital Resources

Source and uses of cash

Set forth below are the highlights of the changes in the cash flows in the fourth quarter of 2019, compared with the same quarter last year:

Net cash provided by operating activities:

In the fourth quarter of 2019, cash flows provided by operating activities decreased by $12 million compared to the same quarter last year. Cash flows provided by operating activities in the fourth quarter of 2019 were primarily impacted by the lower profit due to challenging market conditions, lower proceeds from derivative transactions and higher tax and interest payments, offset by a decrease in net working capital.

Net cash used in investing activities:

In the fourth quarter of 2019, cash flows used in investing activities decreased by $44 million compared with the same quarter last year. This decrease was primarily related to a decrease in cash used for investment in property, plant, equipment and intangible assets and proceeds received from the sale of land in Germany.

Outstanding Net Debt

As at December 31, 2019, ICL’s net financial liabilities amounted to $2,410 million, an increase of $198 million compared to December 31, 2018.

The increase primarily relates to an increase of $300 million in long and short-term liabilities as a result of IFRS 16 implementation. This was partly offset by a decrease in debt balances with financial institutions, mainly as a result of strong cash flow generation, allowing loan repayments.

Dividend Policy & Distribution

On February 12, 2020, the Board of Directors declared a dividend totaling 1.8 cents per share or about $23 million in the aggregate. The dividend will be paid on March 18, 2020.  The record date is March 4, 2020. Dividends for 2019 amounted to approximately $0.18 per share, similar to 2018.

ICL's Board of Directors further resolved to extend the Company's current dividend policy until further notice. According to the policy, dividends will be distributed at a payout ratio of up to 50% of annual adjusted net income, as expected at the date of the decision regarding the distribution, and subject to applicable law,

About ICL

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions in all of its core value chains. It also plans to strengthen and diversify its offerings of innovative agro solutions by leveraging ICL’s existing capabilities and agronomic know-how, as well as the Israeli technological ecosystem. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The company employs more than 11,000 people worldwide, and its sales in 2019 totaled approximately $5.3 billion. For more information, visit the Company's website at www.icl-group.com2.

2 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

Israel Chemicals Limited Q4 2019 Results 14

Appendix:
Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the year ended
December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
$ millions	$ millions	$ millions	$ millions

Sales	1,106	1,410	5,271	5,556
Cost of sales	770	903	3,454	3,702

Gross profit	336	507	1,817	1,854

Selling, transport and marketing expenses	177	210	767	798
General and administrative expenses	64	62	254	257
Research and development expenses	12	13	50	55
Other expenses	7	46	30	84
Other income	(12)	10	(40)	(859)

Operating income	88	166	756	1,519

Finance expenses	25	89	220	214
Finance income	-	(23)	(91)	(56)

Finance expenses, net	25	66	129	158

Share in earnings of equity-accounted investees	-	3	1	3

Income before income taxes	63	103	628	1,364

Provision for income taxes	15	19	147	129

Net income	48	84	481	1,235

Net gain (loss) attributable to the non-controlling interests	-	2	6	(5)

Net income attributable to the shareholders of the Company	48	82	475	1,240

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.04	0.06	0.37	0.97

Diluted earnings per share (in dollars)	0.04	0.06	0.37	0.97

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,280,160	1,278,064	1,278,950	1,277,209

Diluted (in thousands)	1,281,811	1,283,152	1,280,638	1,279,781

Israel Chemicals Limited Q4 2019 Results 15

Condensed Consolidated Statements of Financial Position as at (Unaudited)

December 31, 2019	December 31, 2018
$ millions	$ millions

Current assets
Cash and cash equivalents	95	121
Short-term investments and deposits	96	92
Trade receivables	778	990
Inventories	1,312	1,290
Other receivables	403	295
Total current assets	2,684	2,788

Non-current assets
Investments in equity-accounted investees	29	30
Investments at fair value through other comprehensive income	111	145
Deferred tax assets	109	122
Property, plant and equipment	5,235	4,663
Intangible assets	652	671
Other non-current assets	353	357
Total non-current assets	6,489	5,988

Total assets	9,173	8,776

Current liabilities
Short-term credit	420	610
Trade payables	712	715
Provisions	42	37
Other current liabilities	587	647
Total current liabilities	1,761	2,009

Non-current liabilities
Long-term debt and debentures	2,181	1,815
Deferred tax liabilities	341	297
Long-term employee liabilities	575	501
Provisions	202	229
Other non-current liabilities	52	10
Total non-current liabilities	3,351	2,852

Total liabilities	5,112	4,861

Equity
Total shareholders’ equity	3,925	3,781
Non-controlling interests	136	134
Total equity	4,061	3,915

Total liabilities and equity	9,173	8,776

Israel Chemicals Limited Q4 2019 Results 16

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the year ended
December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	48	84	481	1,235
Adjustments for:
Depreciation and amortization	113	107	443	403
(Reversal of) impairment losses on fixed assets	-	-	(10)	17
Exchange rate and interest expenses, net	7	8	153	81
Share in earnings of equity-accounted investees, net	-	(3)	(1)	(3)
Gain from divestiture of businesses	-	-	-	(841)
Capital gain	-	-	(12)	-
Share-based compensation	3	2	12	19
Deferred tax expenses (income)	(23)	12	67	76
	100	126	652	(248)

Change in inventories	(72)	(56)	(72)	(115)
Change in trade receivables	210	4	199	(101)
Change in trade payables	(49)	13	(58)	(34)
Change in other receivables	9	8	5	(3)
Change in other payables	(10)	39	(194)	(48)
Change in employee benefits	(24)	6	(21)	(66)
Net change in operating assets and liabilities	64	14	(141)	(367)

Net cash provided by operating activities	212	224	992	620

Cash flows from investing activities
Proceeds from deposits, net	(6)	(10)	(2)	(3)
Purchases of property, plant and equipment and intangible assets	(157)	(179)	(576)	(572)
Proceeds from divestiture of businesses net of transaction expenses	-	(4)	-	902
Dividends from equity-accounted investees	2	2	3	2
Proceeds from sale of property, plant and equipment	14	-	50	2
Net cash provided by (used in) investing activities	(147)	(191)	(525)	331

Cash flows from financing activities
Dividends paid to the Company's shareholders	(64)	(65)	(273)	(241)
Receipt of long-term debt	200	270	657	1,746
Repayment of long-term debt	(139)	(126)	(689)	(2,115)
Short-term credit from banks and others, net	(63)	(90)	(183)	(283)
Other	-	(1)	(2)	(1)
Net cash used in financing activities	(66)	(12)	(490)	(894)

Net change in cash and cash equivalents	(1)	21	(23)	57
Cash and cash equivalents as at the beginning of the period	96	102	121	83
Net effect of currency translation on cash and cash equivalents	-	(2)	(3)	(24)
Cash and cash equivalents included as part of assets held for sale	-	-	-	5
Cash and cash equivalents as at the end of the period	95	121	95	121

Israel Chemicals Limited Q4 2019 Results 17

Condensed Consolidated Statements of Cash Flows (Unaudited) (cont’d)

Additional Information

For the three-month period ended		For the year ended
December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
$ millions	$ millions	$ millions	$ millions

Income taxes paid, net of refunds	42	21	120	56
Interest paid	38	31	115	103

We disclose in this Quarterly Press Release non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity (non-GAAP)” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.   .

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

Israel Chemicals Limited Q4 2019 Results 18

Adjustments to reported operating and net income (Non-GAAP)

10-12/2019	10-12/2018	1-12/2019	1-12/2018
$ millions	$ millions	$ millions	$ millions

Operating income	88	166	756	1,519
Capital gain (1)	-	-	-	(841)
(Reversal of) impairment losses on fixed assets (2)	-	-	(10)	19
Provision for early retirement and dismissal of employees (3)	-	-	-	7
Provision (reversal) for legal proceedings (4)	(7)	30	7	31
Provision for prior periods waste removal and site closure costs (5)	7	18	7	18
Total adjustments to operating income	-	48	4	(766)
Adjusted operating income	88	214	760	753
Net income attributable to the shareholders of the Company	48	82	475	1,240
Total adjustments to operating income	-	48	4	(766)
Adjustments to finance expenses (6)	-	7	-	10
Total tax impact of the above operating income & finance expenses adjustments	-	(13)	-	(7)
Total adjusted net income - shareholders of the Company	48	124	479	477

(1)     A capital gain from the sale of the Fire Safety and Oil Additives (P2S5) businesses in 2018.

(2)    In 2019, due to an agreement for the sale of assets, a partial reversal of impairment loss related to assets in Germany that incurred in 2015. In 2018, a write‑off of Rovita’s assets following its divestment and a write-off of an intangible asset regarding a specific R&D project related to ICL’s phosphate-based products.

(3)    In 2018, a provision relating to the transition of the Company’s facility in the UK (ICL Boulby) to sole production of Polysulphate®.

(4)    In 2019 and 2018, an increase of the provision in connection with the finalization of the royalties' arbitration in Israel relating to prior periods, which was partly offset by a decrease in the provision relating to legal claims in Spain in 2019 and a VAT refund relating to prior periods (2002‑2015) in Brazil in 2018.

(5)    In 2019 and 2018, an increase of the restoration plan provision relating to the closure costs of the Sallent site in Spain, and an increase of the provision for the removal of historical waste in bromine production facilities in Israel.

(6)    Interest and linkage expenses resulting from an increase of the provision related to the royalties’ arbitration in Israel in 2018 (see item 4 above).

Israel Chemicals Limited Q4 2019 Results 19

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

10-12/2019	10-12/2018	1-12/2019	1-12/2018
$ millions	$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	48	82	475	1,240
Depreciation and Amortization	113	107	443	403
Financing expenses, net	25	66	129	158
Taxes on income	15	19	147	129
Adjustments*	-	48	4	(766)
Total adjusted EBITDA**	201	322	1,198	1,164

*       See "Adjustments to reported operating and net income (Non-GAAP)" above.

**     The total adjusted EBITDA for the fourth quarter and the twelve months of 2019 was positively impacted by $18 million and $63 million, respectively, as a result of lower lease expenses deriving from the initial application of IFRS 16.

Calculation of diluted adjusted earnings per share was made as follows:

10-12/2019	10-12/2018	1-12/2019	1-12/2018
$ millions	$ millions	$ millions	$ millions

Net income - shareholders of the Company	48	82	475	1,240
Adjustments*	-	48	4	(766)
Adjusted net income - shareholders of the Company	48	124	479	477
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,281,811	1,283,152	1,280,638	1,279,781
Diluted adjusted earnings per share (in dollars)**	0.04	0.10	0.37	0.37

*       See "Adjustments to reported operating and net income (Non-GAAP)" above.

**     The diluted adjusted earnings per share is calculated as follows: dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

 Israel Chemicals Limited Q4 2019 Results 20

Operating Segments

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended December 31, 2019

Sales to external parties	290	262	400	145	9	-	1,106
Inter-segment sales	3	40	17	5	-	(65)	-
Total sales	293	302	417	150	9	(65)	1,106

Segment profit	60	22	1	(2)	2	5	88
Operating income							88

Financing expenses, net							(25)
Income before income taxes							63

Implementation of IFRS 16	2	-	4	1	10	-	17
Capital expenditures	16	137	67	7	3	2	232

Depreciation, amortization and impairment	18	38	44	6	6	1	113

 Israel Chemicals Limited Q4 2019 Results 21

Operating Segments (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended December 31, 2018

Sales to external parties	316	472	471	142	9	-	1,410
Inter-segment sales	4	43	24	5	1	(77)	-
Total sales	320	515	495	147	10	(77)	1,410

Segment profit	70	138	14	(4)	-	(4)	214
Other expenses not allocated to the segments							(48)
Operating income							166

Financing expenses, net							(66)
Share in losses of equity-accounted investee							3
Income before taxes on income							103

Capital expenditures	12	133	57	7	-	2	211

Depreciation, amortization and impairment	16	40	42	5	1	3	107

Israel Chemicals Limited Q4 2019 Results 22

Operating Segments (cont’d)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2019

Sales to external parties	1,307	1,330	1,901	699	34	-	5,271
Inter-segment sales	11	164	79	18	3	(275)	-
Total sales	1,318	1,494	1,980	717	37	(275)	5,271

Segment profit	338	289	100	21	19	(7)	760
Other expenses not allocated to the segments							(4)
Operating income							756

Financing expenses, net							(129)
Share in earnings of equity-accounted investee							1
Income before income taxes							628

Implementation of IFRS 16	8	95	113	9	105	9	339
Capital expenditures	66	383	213	21	4	6	693

Depreciation, amortization and impairment	67	149	177	21	22	(3)	433

Israel Chemicals Limited Q4 2019 Results 23

Operating Segments (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2018

Sales to external parties	1,281	1,481	2,001	719	74	-	5,556
Inter-segment sales	15	142	98	22	5	(282)	-
Total sales	1,296	1,623	2,099	741	79	(282)	5,556

Segment profit	300	315	113	29	9	(13)	753
Other income not allocated to the segments							766
Operating income							1,519

Financing expenses, net							(158)
Share in earnings of equity-accounted investee							3
Income before income taxes							1,364

Capital expenditures	50	356	180	15	1	3	605

Depreciation, amortization and impairment	63	141	172	19	4	21	420

Israel Chemicals Limited Q4 2019 Results 24

Operating Segments (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2017

Sales to external parties	1,179	1,258	1,938	671	372	-	5,418
Inter-segment sales	14	125	99	21	12	(271)	-
Total sales	1,193	1,383	2,037	692	384	(271)	5,418

Segment profit	247	198	53	29	127	(2)	652
Other expenses not allocated to the segments							(23)
Operating income							629

Financing expenses, net							(124)
Income before income taxes							505

Capital expenditures	49	270	154	12	19	3	507

Depreciation, amortization and impairment	61	128	172	19	8	30	418

Israel Chemicals Limited Q4 2019 Results 25

Operating Segments (cont'd)

Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

10-12/2019		10-12/2018		1-12/2019		1-12/2018
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	190	17	215	15	840	16	903	16
China	139	13	292	21	802	15	848	15
Brazil	106	10	184	13	581	11	656	12
Germany	70	6	76	5	334	6	365	7
United Kingdom	62	6	79	6	347	7	382	7
Spain	57	5	59	4	249	5	262	5
France	57	5	56	4	257	5	267	5
Israel	54	5	63	4	241	5	223	4
India	50	5	82	6	178	3	211	4
Italy	25	2	24	2	116	2	125	2
All other	296	26	280	20	1,326	25	1,314	23
Total	1,106	100	1,410	100	5,271	100	5,556	100

Israel Chemicals Limited Q4 2019 Results 26

Operating Segments (cont'd)

Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended December 31, 2019
Europe	100	91	143	57	7	(19)	379
Asia	86	93	98	26	-	(2)	301
North America	86	16	84	25	-	(2)	209
South America	11	58	48	6	-	-	123
Rest of the world	10	44	44	36	2	(42)	94
Total	293	302	417	150	9	(65)	1,106

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended December 31, 2018
Europe	110	102	159	62	9	(24)	418
Asia	101	216	139	18	1	(6)	469
North America	90	24	97	24	-	(1)	234
South America	5	130	57	6	-	-	198
Rest of the world	14	43	43	37	-	(46)	91
Total	320	515	495	147	10	(77)	1,410

Israel Chemicals Limited Q4 2019 Results 27

Operating Segments (cont'd)

Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2019
Europe	469	422	712	336	31	(85)	1,885
Asia	399	470	447	118	1	(12)	1,423
North America	353	95	370	95	-	(3)	910
South America	56	327	263	23	-	(1)	668
Rest of the world	41	180	188	145	5	(174)	385
Total	1,318	1,494	1,980	717	37	(275)	5,271

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2018
Europe	473	459	719	362	49	(92)	1,970
Asia	399	519	481	105	2	(18)	1,488
North America	347	107	405	103	24	(8)	978
South America	21	408	264	21	1	(3)	712
Rest of the world	56	130	230	150	3	(161)	408
Total	1,296	1,623	2,099	741	79	(282)	5,556

 Israel Chemicals Limited Q4 2019 Results 28

The following table sets forth sales by geographical regions based on the location of the customers:

10-12/2019		10-12/2018
$ millions	% of Sales	$ millions	% of Sales

Europe	379	34	418	30
Asia	301	27	469	33
North America	209	19	234	17
South America	123	11	198	14
Rest of the world	94	9	91	6
Total	1,106	100	1,410	100

-
Europe – The decrease primarily relates to a decrease in the quantities sold of phosphate fertilizers, potash, specialty agriculture products and bromine-based flame retardants, together with the negative impact of the devaluation of the average exchange rate of the euro against the dollar. The decrease was partly offset by higher sales volume of clear brine fluids and green phosphoric acid.

-
Asia – The decrease primarily relates to a decrease in the quantities sold of potash, phosphate fertilizers, elemental bromine, bromine-based flame retardants and green phosphoric acid. The decrease was partly offset by an increase in the quantities of specialty agriculture products sold.

-	North America – The decrease primarily relates to a decrease in the quantities sold of phosphate fertilizers, bromine-based industrial solutions and potash.

-	South America – The decrease primarily relates to a decrease in the selling prices and quantities sold of potash.

-	Rest of the world – The increase primarily relates to an increase in the quantities of dairy proteins sold.

 Israel Chemicals Limited Q4 2019 Results 29

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate’”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes we make to our financial results for 2019 as we finalize our financial statements and audits; Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; risks related to health epidemics such as the recent outbreak of the new coronavirus identified in Wuhan, Hubei Province, China, as any outbreak of a contagious disease, or other adverse public health developments, could have a material adverse effect on our business operations by disrupting our ability to purchase raw materials, impacting the demand for some of our products, disrupting our ability to sell and/or distribute products, and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world , any of which would likely impact our sales and operating results; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; imposing of antidumping and countervailing duties on imports of magnesium from Israel to the U.S.; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 27, 2019.

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

This press release for the fourth quarter of 2019 (the “Press Release”) should be read in conjunction with the Annual Report published by the Company on Form 20‑F as at and for the year ended December 31, 2018 (the “Annual Report”) and the reports for the first, second and third quarter of 2019 published by the Company (the "Prior Quarterly Reports"), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. Securities and Exchange Commission. As part of the Quarterly Reports, the Company updated the disclosures provided in the Annual Report, to the extent there were material developments since the publication date of the Annual Report, on February 27, 2019 and the prior Quarterly Reports, on May 7, 2019, July 31, 2019, November 7, 2019 and up to the publication date of the Quarterly Report.

 Israel Chemicals Limited Q4 2019 Results 30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: February 13, 2020